Exhibit 1.01 to Form SD

Meta Platforms, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2023

This Conflict Minerals Report (“CMR”) has been prepared by Meta Platforms, Inc. for the reporting period January 1 to December 31, 2023 to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold.
Meta recognizes that the extraction of raw materials, including the SEC-defined conflict minerals, may contribute to armed conflict, and human rights abuses in certain high-risk contexts. Meta is committed to the responsible sourcing of raw materials used in our products. We believe this begins with supply chain excellence, engaging meaningfully and proactively with our supply chain partners, building supplier capacity, and responding quickly to challenges as they arise. It also means working collectively with our industry peers, governments, and other stakeholders to promote the responsible sourcing of minerals, for example, through participation in influential organizations like the Responsible Minerals Initiative (“RMI”, whose website may be accessed at www.responsiblemineralsinitiative.org). We continue to monitor global developments and the emergence of additional requirements, standards and practices related to the responsible sourcing of raw materials.
Throughout this CMR, we use “Meta,” “we,” “us” and “our” to refer to Meta Platforms, Inc. and its subsidiaries including Meta Platforms Technologies, LLC, a wholly owned subsidiary of Meta. Terms in this CMR that are defined in the Final Rules shall have the meanings set forth in Section 1, Item 1.01(d) of Form SD.
I.Product Overview
Meta’s consumer hardware products and technologies, including our mixed reality and augmented reality technologies, are part of a broader mission to give people the power to build community and bring the world closer together. The product categories that are in scope for this CMR (the “Products”) are: the Meta Quest mixed reality products, and related controllers and accessories.
We outsourced the manufacturing of these Products to third-party contract manufacturers during 2023. For purposes of this CMR, “Suppliers” refers to the third-party contract manufacturers of the Products.

II.Conflict Minerals Analysis and Reasonable Country of Origin Inquiry
To comply with the Final Rules, we conducted a Reasonable Country of Origin Inquiry (“RCOI”) of the conflict minerals that were necessary to the functionality or production of products that we contracted to manufacture to assess whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”).
Based upon a review of the Products and our RCOI, we have determined that:
•the Products contain conflict minerals that are necessary to their production or functionality (“necessary conflict minerals”); and
•for 2023, we know or have reason to believe that Suppliers sourced conflict minerals from one or more of the Covered Countries.
We are therefore required by the Final Rules to file with the SEC a Form SD and a CMR as an exhibit thereto.
III.Design of Due Diligence Measures
Meta designed its due diligence with respect to the source and chain of custody of the necessary conflict minerals contained in the Products to conform with a nationally or internationally recognized due diligence framework, i.e., the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

OECD Guidance Step #1: Establish Strong Company Management Systems
•We maintain a Responsible Minerals Sourcing Policy (the “Responsible Minerals Sourcing Policy”) that sets forth (i) our support for sourcing conflict-free materials from the Covered Countries in accordance with the OECD Guidance and the OECD Guidance’s model supply chain policy, and (ii) our expectations of suppliers in support of our compliance activities. The Responsible Minerals Sourcing Policy is approved by the Audit & Risk Oversight Committee of Meta’s Board of Directors (the “Audit & Risk Oversight Committee”) and is publicly available at Meta’s website at https://investor.fb.com under “Additional Links.”
•The implementation of our RCOI, the conducting of due diligence on the source and chain of custody of necessary conflict minerals in the Products, and the drafting of the SEC filings required by the Final Rules are managed by a cross-functional conflict minerals working group that includes representatives from our sustainability, finance, supply chain and legal departments (the “Conflict Minerals Working Group”). The Conflict Minerals Working Group presents the SEC filings required by the Final Rules, including this CMR, to the Audit & Risk Oversight Committee for review prior to filing.
•We maintain records of material conflict minerals-related documentation electronically for a period of five (5) years from the date of creation.

•Suppliers are provided with a copy of the Responsible Minerals Sourcing Policy, and agree to a conflict minerals compliance provision (the “Conflict Minerals Contractual Provision”) that (i) requires compliance with applicable conflict minerals legislation and the Code of Conduct of the Responsible Business Alliance (the “RBA Code of Conduct”), (ii) requires submission of information through the Conflict Minerals Reporting Template (the “CMRT”), which is published by RMI, and (iii) requires cooperation with Meta to enable us to meet our obligations under the Final Rules.
•Interested parties can report concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high-risk area, or conduct, actions, policies or practices that violate either the Responsible Minerals Sourcing Policy or the RBA Code of Conduct, in a manner consistent with our Whistleblower and Complaint Policy. Any such reported concerns are to be reviewed by the responsible individuals within the Conflict Minerals Working Group, as appropriate, and escalated, if necessary, consistent with the Whistleblower and Complaint Policy.
OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain
•We require that suppliers provide certain conflict minerals sourcing information by completing the relevant portions of the CMRT. The CMRT is designed to provide us with sufficient information regarding the suppliers’ practices with respect to the sourcing of conflict minerals to enable us to comply with our requirements under the Final Rules.
•To supplement this information and support data quality, we also require suppliers to provide us with the CMRTs of each of their suppliers (to the extent they are in the supply chain for Meta products).
•Responsible individuals within the Conflict Minerals Working Group manage the collection of information reported on the CMRTs, coordinate follow-up communications with suppliers as needed, and evaluate information collected as well as additional information that may be available from other sources for potential red flags and other risks.
OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks
•If a supplier reports that it sources conflict minerals from a smelter or refiner that is not yet active or conformant in the RMI’s Responsible Minerals Assurance Process (“RMAP”, whose website may be accessed at www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process) we will request that the supplier encourage any reported smelters and refiners that are not yet active or conformant to agree to participate in RMAP.
•If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, we determine that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, we will design and implement a strategy to engage with that supplier.

•Components of the engagement strategy could range from actively reviewing and discussing the Responsible Minerals Sourcing Policy with the supplier and providing awareness training on responsible supply chain sourcing, to enforcing the Conflict Minerals Contractual Provision, to requiring the supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement from the supplier.
•Potential red flags or other identified risks, and actions taken in response to an identified risk, are to be reported to the Conflict Minerals Working Group and, if deemed appropriate, subsequently reported to the Audit & Risk Oversight Committee.
OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
•We support the programs and initiatives of RMI (member ID FCEB) and other third-party organizations to conduct audits of smelters and refiners. Given that we do not have a direct relationship with the smelters and refiners that process the necessary conflict minerals that are present in the Products, we review the audit results of the RMI and other third-party organizations that conduct audits of smelters and refiners to inform our due diligence and risk management actions.
OECD Guidance Step #5: Report on Supply Chain Due Diligence
•We report on supply chain due diligence through our annual Form SD and CMR filings pursuant to the Final Rules. Our filings are available on our website at https://investor.fb.com under “Additional Links.”
IV.Due Diligence Measures Performed by Meta
With respect to the 2023 calendar year reporting period, Meta performed the following due diligence measures:
•Collected information through the CMRT from Suppliers on the smelters and refiners of conflict minerals that were reported to be in the supply chain during 2023;
•Compared the reported smelters and refiners to the list of smelters and refiners found by RMI to be conformant (or actively pursuing conformity) with the RMAP standards or a cross-recognized certification program;
•Reviewed available information from certain additional resources on the sourcing and due diligence practices of the reported smelters and refiners;
•Reported the Conflict Minerals Working Group’s findings and conclusions on due diligence to the Audit & Risk Oversight Committee;
•Supported the RMI’s programs and initiatives, such as the RMAP, and attended RMI working group meetings and the RMI annual conference.

V.Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
Meta’s efforts to determine the mine or location of origin with the greatest possible specificity consisted of the due diligence measures described in this CMR. We do not have a direct relationship with any of the reported smelters and refiners and reviewed data provided by third-party organizations such as RMI that review upstream information including the mine or location of origin of necessary conflict minerals.
Specific efforts with respect to the 2023 calendar year reporting period included:
•Collecting information through the CMRT from Suppliers on the smelters and refiners of conflict minerals that such Suppliers reported to be in the supply chain during 2023;
•Reviewing information on reported smelters and refiners as available through our membership in RMI and from other third-party organizations.
VI.Smelters and Refiners Identified
Based on our comparison of the smelters and refiners that Suppliers reported to us against RMI’s Facility Database, we identified 237 smelters and refiners that provide necessary conflict minerals.
Countries of Origin. We reasonably believe that of these 237 smelters and refiners, 174 smelters and refiners either did not source conflict minerals that originated from a Covered Country or sourced exclusively from recycled or scrap sources.
The remaining 63 smelters and refiners either did source or may have sourced conflict minerals that originated from a Covered Country.
Attached as Addendum A to this CMR is a list that we believe may include countries of origin for the necessary conflict minerals in our supply chain, which we identified by comparing data that Suppliers reported to us against information available to us through our membership in RMI and from other third-party organizations. This list may not be exhaustive because, for example, some assessment programs do not disclose complete country of origin information for all participating smelters and refiners. Therefore, Meta does not have sufficient information to conclusively determine all of the countries of origin of necessary conflict minerals in the Products.
Smelters and Refiners. Of the 237 smelters and refiners reported by Suppliers, 218 are conformant with the RMAP's assessment protocols or certified or accredited by a cross-recognized certification program such as the Responsible Jewellery Council's Chain-of-Custody Certification program or the London Bullion Market Association’s Responsible Gold Guidance Programme. Four smelters or refiners are listed as active in one of these programs, meaning that they have committed to undergo or are in the process of undergoing an assessment. Fifteen smelters or refiners are not currently active or conformant.
Smelter and refiner information regarding conformance with or participation in the RMAP’s assessment protocols is based on information available to Meta as of March 31, 2024.
Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of the Products as “DRC conflict free,” “DRC conflict undeterminable” or “having not been found to be ‘DRC conflict free.’” Although we are not aware that any of the Products contain conflict minerals that directly or indirectly financed or benefited armed groups in the Covered Countries, due to our downstream position in the supply chain and our dependency on third-party organizations to assess upstream information, we cannot make such a determination and decline to assign any of these descriptors to the Products. Consistent with such SEC guidance and such SEC order, because we have not voluntarily elected to describe any of the Products as “DRC conflict free,” an independent private sector audit of this CMR has not been conducted.
FORWARD-LOOKING STATEMENTS
Certain statements herein are forward-looking in nature and are based on Meta management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Meta’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.
DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise stated herein, any documents, third-party materials or references to websites are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A

Based on information available from RMI and other third-party organizations as of March 31, 2024, we believe that the countries of origin of the necessary conflict minerals in our supply chain may include, but may not be limited to, the following:

Argentina	Ivory Coast (Cote d'Ivoire)	Portugal
Australia	Japan	Russian Federation
Austria	Kazakhstan	Rwanda
Benin	Kenya	Senegal
Bolivia (Plurinational State of)	Kyrgyzstan	Serbia
Brazil	Laos	Sierra Leone
Burkina Faso	Liberia	South Africa
Burundi	Madagascar	South Korea
Canada	Malaysia	Spain
Chile	Mali	Sudan
China	Mauritania	Suriname
Colombia	Mexico	Sweden
Congo, Democratic Republic of the	Mongolia	Tajikistan
Ecuador	Morocco	Tanzania
Egypt	Mozambique	Thailand
Ethiopia	Myanmar	Tunisia
France	Namibia	Turkey
French Guyana	Nicaragua	Uganda
Germany	Niger	United Kingdom of Great Britain and Northern Ireland
Ghana	Nigeria	United States of America
Guinea	Papua New Guinea	Uzbekistan
Guyana	Peru	Vietnam
India	Philippines	Zimbabwe
Indonesia	Poland